UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

Micron Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59511X105
(CUSIP Number)

Andrei Soran, 28 Lothrop Street Newton MA 02460, 617-549-9002

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

6/15/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons  who  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

SEC 1746 (3-06)

CUSIP No. 59511X105 ..................................

1. Names of Reporting Person.

Andrei Soran as beneficial owner of MLPF&S Cust FPO Andrei Soran IRA FBO Andrei Soran and trustee of The Andrei Soran Trust, Andrei Soran Trustee, Ilana Soran, Trustee, dated November 15, 2013.

I.R.S. Identification Nos. of above persons (entities only).

....................................................................................................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ?

(b) ?

3. SEC Use Only  ...........................................................................................................................

4. Source of Funds (See Instructions)  PF..........................................................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........ ?
6. Citizenship or Place of Organization United States..... ............................................

NUMBER OF 7. 146,013  Sole Voting Power  ..............................................................................................

SHARES
BENEFICIALLY 8.  Shared Voting Power ............................................................................................

OWNED BY EACH
REPORTING 9.  146,013 Sole Dispositive Power .........................................................................................

PERSON WITH
10. Shared Dispositive Power .....................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person 146,013.............................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)............................................................................5.17%
14. Type of Reporting Person (See Instructions)  IN.........................................................................................

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $0.01 per share (the " Common Stock"), of Micron Solutions, Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420.

Item 2. Identity and Background

(a) This statement is filed by the following Reporting Persons:
  MLPF&S Cust FPO Andrei Soran IRA FBO Andrei Soran (the IRA)
  The Andrei Soran Trust, Andrei Soran Trustee, Ilana Soran, Trustee, November 15, 2013 (the Trust)
  Andrei Soran as beneficial owner of the IRA and trustee of the Trust

(b) The principal business address of the IRA and the Trust is 28 Lothrop Street Newton MA 02460.
The principal business address of Andrei Soran is 28 Lothrop Street, Newton MA 02460

(c) The principal business of Andrei Soran is healthcare executive and investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Andrei Soran is a citizen of the United States of America, the Trust is domiciled in Massachusetts.
Item 3. Source and Amount of Funds or Other Consideration

Mr. Soran used a total of approximately $513,381.70 in the aggregate to acquire the shares of Common Stock. The Common Stock reported herein as beneficially held by Mr. Soran was purchased solely with the personal funds of Mr. Soran and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

Item 4. Purpose of Transaction

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business.  The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented an attractive and potentially profitable investment opportunity.  The Reporting Persons do not have any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

The purpose of the Reporting Persons acquisition of Common Stock was, and is, investment.  The acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.  However, the Reporting Persons are currently seeking to engage the Issuers Board in discussions to address certain concerns including financial condition and/or operations of the Issuer (including financing, spending, business strategy, compensation, debt, and dilution of stock), and how to maximize shareholder value.  As part of this process, the Reporting Persons hope to resolve these issues with the Board of the Issuer, but in the event that turns out not to be possible, reserve the right to consider all available options to benefit the shareholders including, without limitation, commencement of a consent solicitation, proxy solicitation or tender offer.

  The Reporting Persons intend to review the investments in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuers financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, Securities), disposing of any or all of the Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intentions with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Andrei Soran may be deemed the beneficial owner of 146,013 shares of Common Stock, constituting approximately 5.17% of the Issuers currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 2,820,999 shares of Common Stock outstanding as of May 10, 2017, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on May 11, 2017.
(b) Mr. Soran has sole voting and dispositive power over the 146,013 shares of Common Stock beneficially owned by him.

(c)  Information concerning transactions in the Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

There are no exhibits to be filed for this Item 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MLPF&S CUST FPO ANDREI SORAN IRA FBO ANDREI SORAN

  By: /s/ Andrei Soran
  Name:  Andrei Soran, Authorized Person

THE ANDREI SORAN TRUST, ANDREI SORAN TRUSTEE, ILANA SORAN, TRUSTEE, NOVEMBER 15, 2013

  By:  /s/ Andrei Soran
  Name:  Andrei Soran
  Title:  Trustee

SCHEDULE A

Transaction History of the Reporting Person with respect to the Shares

This Schedule sets forth information with respect to each purchase and sale of Shares that were effectuated by the Reporting Person during the past sixty days.   Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

MLPF&S Cust FPO Andrei Soran IRA FBO Andrei Soran:

Trade Date Shares Purchased (Sold) Price Per Share ($)
06/15/2017 5,000  4.000
06/14/2017 631  4.000
06/13/2017 58,169  3.991